UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, XingKe Plaza Building

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 4, 2005, eLong, Inc. (the “Company”) issued a press release regarding its unaudited results for its second quarter ended June 30, 2005. The Company’s press release is furnished as Exhibit 99.1. In addition, on August 4, 2005, the Company’s management team hosted a conference call to discuss the earnings press release. The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with United States generally accepted accounting principles (“GAAP”), the Company also uses non-GAAP measures of adjusted net income and adjusted diluted income per ADS, which are adjusted from results based on GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, the Company’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, the Company’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to the Company’s corporate travel accounts receivable, the possibly that the Company will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that the Company will not be successful in competing against new and existing competitors, risks associated with IAC’s investment in the Company and the integration of the Company’s business with that of IAC’s, subsequent revaluations of the Chinese currency, the impending transfer of IAC’s ownership interest in the Company to Expedia, Inc. (NASDAQ : EXPEV), a leading worldwide travel services provider with significantly less cash resources than the currently constituted IAC, changes in the Company’s management team and other key personnel and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission (or SEC), including the Company’s registration statement on Form F-1 filed with SEC in connection with the Company’s IPO and the Company’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2004 results. The Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Exhibits.

99.1	Press Release issued by the Company on August 4, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: August 4, 2005	ELONG, INC.

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer

EXHIBIT 99.1

eLong Reports Second Quarter 2005 Unaudited Financial Results

BEIJING, China – August 4, 2005 - eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the second quarter ended June 30, 2005.

Business Highlights

Highlights for the second quarter 2005:

•	Total revenues increased 55% year-over-year and 33% sequentially to RMB51.9 million (US$6.3 million) and travel revenues increased 59% year-over-year and 27% sequentially to RMB47.2 million (US$5.7 million);

•	Hotel revenues increased 37% year-over-year and 25% sequentially to RMB37.1 million (US$4.5 million);

•	Air ticketing revenues increased 122% year-over-year and 34% sequentially to RMB5.0 million (US$604,000); air ticketing represented 10% of total revenue in the second quarter as compared to 7% in the same period one year ago as the Company continues to diversify from its lodging revenue base;

•	As of June 30, 2005, the Company’s cash balance and restricted cash and cash equivalents were US$132.4 million, including restricted cash and cash equivalents of US$12.5 million;

•	On June 1, 2005, the Company announced that it entered into definitive agreements by which the Company will acquire Shanghai Xinwang Computer Technology Co., Ltd. and its affiliate Bravado Investments Limited, a leading hotel consolidator in China. The acquisition of Fortune Trip closed on July 7, 2005; and

•	The Company announced the signing of a three-year strategic advertising cooperation agreement with the leading Chinese Internet portal SINA Corporation. Upon the closing of the Fortune Trip acquisition, the Company became SINA’s exclusive hotel bookings partner in China. Currently, eLong enjoys strategic partnerships with three leading portals in China.

“We are pleased with these second quarter results that reflect tangible progress in our financial and operational results. eLong’s management is working to continue to strengthen our product and services, grow a loyal customer base and build a financially strong business. We will work towards these goals through a combination of organic growth, acquisitions and marketing alliances. We are particularly pleased with our latest strategic deal with SINA which we believe will further strengthen our ability to market eLong’s travel product and service offerings to the dynamic Chinese market,” remarked Justin Tang, Chairman and Chief Executive Officer of eLong.

Business Results

Total revenues for the second quarter ended June 30, 2005 were RMB51.9 million (US$6.3 million), an increase of 55% from RMB33.4 million (US$4.0 million) reported in the same period in 2004, and an increase of 33% from RMB39.0 million (US$4.7 million) reported in the first quarter.

The Company recorded a net loss of RMB3.3 million (US$396,000) for the second quarter, compared to a net loss of RMB10.9 million (US$1.3 million) in the corresponding period a year ago, and a net loss of RMB9.8 million (US$1.2 million) in the first quarter. The US GAAP loss per ADS for the second quarter was RMB0.14 (US$0.017), compared to US GAAP loss per ADS of RMB1.30 (US$0.158) in the corresponding period a year ago and US GAAP loss per ADS of RMB0.40 (US$0.049) in the first quarter. Adjusted income for the second quarter (a non-GAAP measure), which excludes amortization of stock-based compensation and intangibles, was RMB0.4 million (US$49,000), compared to adjusted loss of RMB6.3 million (US$766,000) in the corresponding period a year ago and adjusted loss of from RMB3.5 million (US$424,000) in the first quarter. Diluted adjusted income per ADS for the second quarter (also a non-GAAP measure) was RMB0.02 (US$0.002), compared to adjusted loss per ADS of RMB0.76 (US$0.092) in the corresponding period a year ago and adjusted loss per ADS of RMB0.14 (US$0.018) in the first quarter. Please refer to the attached table for a reconciliation of net loss and loss per ADS under US GAAP to adjusted income/loss and basic and fully-diluted adjusted income/loss per ADS.

Revenue from hotel commissions for the second quarter of 2005 totaled RMB37.1 million (US$4.5 million), an increase of 37% from RMB27.0 million (US$3.3 million) year-over-year, and an increase of 25% from RMB29.8 million (US$3.6 million) sequentially.

Such increases in hotel commissions were primarily due to higher room volumes. Hotel room nights booked through eLong increased to 615,000 in the second quarter, up 30% from 472,000 in the corresponding period a year ago, and up 20% sequentially from 513,000 in the first quarter.

Hotel commissions per room night were RMB60 in the second quarter of 2005, up 5% from RMB57 in the corresponding period a year ago and up 3% from RMB58 in the first quarter.

As of June 30, 2005, eLong offered its customers a choice of hotel rooms at discounted rates in almost 2,800 hotels in 230 cities across China.

Revenues from air ticketing during the second quarter of 2005 totaled RMB5.0 million (US$604,000), an increase of 122% from RMB2.2 million (US$271,000) year-over-year, and an increase of 34% from RMB3.7 million (US$450,000) sequentially. Volume in air ticket sales continued to grow with 135,000 air tickets sold in the second quarter, more than double the 55,000 sold in the corresponding period a year ago and over 30% higher than the 103,000 sold in the first quarter. Growth in air ticketing revenues was primarily driven by the continued development of eLong’s infrastructure and increased sales of air tickets to eLong’s customer base.

Other travel revenue in the second quarter of 2005 was RMB5.1 million (US$617,000), an increase of 957% from RMB483,000 (US$58,000) year-over-year, and an increase of 38% from RMB3.7 million (US$448,000) sequentially as a result of a seasonal increase in second quarter revenues from RayTime, an operator of hotel loyalty programs across China whose results have been consolidated with the Company’s results since the Company acquired RayTime in November 2004.

Gross margins in the second quarter were 78% as compared to 83% in the corresponding period a year ago and 76% in the first quarter. The year-over-year decrease in gross margins was a result of additional investment in eLong’s hotel call center and the increased mix of air business, which has lower gross margins than the hotel business. The sequential increase in gross margins was a result of the improved call center efficiencies, and an increase in high margin non-travel revenue, consisting of wireless and online advertising services.

Operating expenses for the second quarter of 2005, excluding business taxes, stock-based compensation and amortization of intangibles, were RMB45.0 million (US$5.4 million), an increase of 40% from RMB32.2 million (US$3.9 million) year-over-year, and an increase of 23% from RMB36.7 million (US$4.4 million) sequentially. The increase of 40% in operating expenses from the second quarter of 2004 was mainly due to continuing investments in service development, sales and marketing and general and administrative expenses.

Service development expenses were RMB8.7 million (US$1.0 million), an increase of 89% from RMB4.6 million (US$555,000) year-over-year, and an increase of 10% from RMB7.9 million (US$949,000) sequentially as eLong increased its investments in technology, the eLong.com website and the Company’s air, hotel and vacation package products.

Sales and marketing expenses were RMB26.1 million (US$3.2 million) in the second quarter of 2005, an increase of 37% from RMB19.1 million (US$2.3 million) year-over-year, and an increase of 25% from RMB20.9 million (US$2.5 million) sequentially. Sales and marketing expenses increased year-over-year by RMB7.0 million (US$846,000) due to increases in business volume and the acquisition of RayTime. The sequential increase was due to increased volume in the second quarter as well as seasonality due to the occurrence of Chinese New Year during the first quarter. Sales and marketing expenses in the second quarter of 2005 were 50% of revenues as compared to 57% in the corresponding period a year ago and 54% in the first quarter.

General and administrative expenses were RMB10.2 million (US$1.2 million), an increase of 20% from RMB8.5 million (US$1.0 million) year-over-year, and an increase of 28% from RMB8.0 million (US$962,000) sequentially. The year-over-year and sequential increases are due to additional professional fees and headcount expenses associated with being a public company and additional expenditures associated with the growth in our business.

Second quarter other income was RMB7.5 million (US$909,000), an increase of 150,320% from RMB5,000 (US$604) year-over-year, and an increase of 40% from RMB5.4 million (US$647,000) sequentially. The year-over-year improvements were primarily due to increased interest income on higher cash deposits related to IAC/InterActiveCorp’s (or IAC’s) investment and the Company’s initial public offering. The sequential improvement was primarily due to higher interest rates in the second quarter as compared to the last quarter.

Second quarter adjusted income, a non-GAAP measure that excludes the amortization of stock-based compensation and intangibles, was RMB398,000 (US$49,000), an improvement from an adjusted loss of RMB6.3 million (US$766,000) year-over-year and an adjusted loss of RMB3.5 million (US$424,000) in the first quarter of 2005.

As of June 30, 2005, the Company’s cash and cash equivalents balance was US$132.4 million, including restricted cash and cash equivalents of US$12.5 million.

“These improved financial results underscore our progress in building a financially strong business even as we invest in the market opportunity for online travel in China, as evidenced by our acquisition of Fortune Trip,” said Derek Palaschuk, eLong’s Chief Financial Officer.

Management Additions and Promotions

eLong is pleased to announce the following management changes. Hai Wu, the founder of Fortune Trip and one of China’s most seasoned travel executives, has joined eLong as Vice President of Sales. Furthermore, Richard Liu, Senior Director of Business Development of eLong, has been promoted to Vice President of Business Development. eLong also welcomes Ragon Han as Vice President of Marketing into its executive team.

Strategic Transactions

On June 1, 2005, the Company and SINA Corporation (NASDAQ: SINA) announced that they had entered into definitive agreements by which eLong would acquire Shanghai Xinwang Computer Technology Co., Ltd. and its affiliate Bravado Investments Limited which together are engaged in the business of providing online and offline hotel booking services in the People’s Republic of China (PRC) under the Fortune Trip brand name. The deal was closed on July 7, 2005.

In addition, eLong and SINA announced they had entered into a three-year strategic advertising cooperation agreement whereby eLong will become SINA’s exclusive hotel bookings partner in the PRC upon the closing of the Fortune Trip transaction. During this period, SINA and eLong will operate a co-branded online hotel booking channel, and eLong will receive advertising placements on SINA’s website including SINA’s travel channel, which is located at http://tour.sina.com.cn. The co-branded hotel channel will be located at http://sina.elong.com.

Business Outlook

eLong expects total revenues for the third quarter 2005 within the range of RMB53 million (US$6.5 million) to RMB58 million (US$7.2 million), an increase of 39% to 53% from the third quarter of 2004. We expect an increase in operating loss in the third quarter of 2005 compared to the second quarter of 2005 as we continue to invest in our business. Due to the recent revaluation of the Renminbi, based on a conversion of Renminbi (RMB) into United States dollars (USD) at an exchange rate of USD1.00 = RMB8.11, eLong in the third quarter will record an exchange loss on its United States dollar denominated current assets of approximately Rmb22 million.

Notes to the Financial Statements

1)	As described in the Company’s 6-K/A filed on July 8,2005 the unaudited financial results for the first quarter of 2005 were amended as described below. As a result of the closing on January 7, 2005 of the exercise of a warrant held by an affiliate of IAC/InterActiveCorp, a “change of control” occurred under the employment agreement of one of the Company’s executive officers and, as a result, options held by the executive officer for the purchase of 100,000 ordinary shares became immediately vested. Prior to the change in control, the 100,000 options vested on a straight line basis over the vesting period of three years and would have fully vested in April 2007.

Stock-based compensation for the quarter ended March 31, 2005 as reported on May 24, 2005 should include, as a non-cash component of operating expenses in the Company’s unaudited consolidated statement of operations, an additional amount of RMB2.794 million (US$338,000) attributable to such accelerated vesting. After recording the additional stock-based compensation for the accelerated vesting, the net loss for the three months ended March 31, 2005 was RMB9.823 million (US$1.188 million) as compared to RMB7.029 million (US$850,000) previously reported on May 24,2005. There was no change in the adjusted loss, a non-GAAP measure which excludes stock-based compensation amortization and intangibles, of RMB3.505 million (US$424,000) or the total shareholders’ equity of RMB1,124.337 million (US$135.848 million) as previously reported.

2)	Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to eLong’s corporate travel accounts receivable, the possibly that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with IAC’s investment in eLong and the integration of eLong’s business with that of IAC’s, subsequent revaluations of the Chinese currency, the impending transfer of IAC’s ownership interest in eLong to Expedia, Inc. (NASDAQ : EXPEV), a leading worldwide travel services provider with significantly less cash resources than the currently constituted IAC, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s registration statement on Form F-1 filed with SEC in connection with eLong’s IPO, eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2004 results and eLong’s Form 6-K filed with the SEC in connection with this press release. eLong undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss the second quarter 2005 earnings at 8:30am Eastern Time, August 4, 2005 (Beijing/Hong Kong time: August 4, 2005 at 8:30pm). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is 1-877-542-7993 and the dial-in number for Hong Kong participants is 852-2258-4002. The passcode for all participants is 7057604.

A replay of the call will be available for 1 day between 9:40am Eastern Time on August 4, 2005 and 9:40am Eastern Time on August 5, 2005. The toll-free number for U.S callers is 1-800-839-3017 and the dial-in number for international callers is 852-2802-5151. The passcode for the replay is 741210.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for six months.

About eLong, Inc.

Founded in 1999, eLong is an independent travel service company headquartered in Beijing with a national presence across China. The Company uses web-based distribution technologies and a 24-hour nationwide call center to provide consumers with consolidated travel information and the ability to access hotel reservations at discounted rates at more than 2,770 hotels in major cities across China. The Company also offers air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services.

eLong operates the websites http://www.elong.com and http://www.elong.net

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Six Months Ended
	Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004	Jun. 30, 2005	Jun. 30, 2004
	RMB	RMB	RMB	RMB	RMB
Revenues
Hotel commissions	37,127	29,801	27,009	66,928	48,024
Airticketing commissions	4,995	3,723	2,245	8,718	3,817
Other travel revenue	5,104	3,712	483	8,817	703

Total travel revenue	47,226	37,236	29,737	84,463	52,544
Non travel	4,627	1,727	3,660	6,355	7,565

Total revenues	51,853	38,963	33,397	90,818	60,109

Cost of services	11,443	9,516	5,800	20,959	9,895

Gross profit	40,410	29,447	27,597	69,859	50,214

Operating expenses
Service development	8,668	7,853	4,590	16,521	6,592
Sales and marketing	26,126	20,880	19,133	47,007	34,018
General and administrative	10,156	7,962	8,487	18,118	10,795
Stock-based compensation	3,433	6,073	4,550	9,506	4,653
Amortization of intangibles	245	245	60	491	120
Business tax and surcharges	2,774	1,925	1,724	4,699	3,062

Total operating expenses	51,402	44,938	38,544	96,342	59,240

Loss from operations	(10,992)	(15,491)	(10,947)	(26,483)	(9,026)
Other income/(expenses)	7,521	5,354	5	12,875	(23)

Loss before income tax expense	(3,471)	(10,137)	(10,942)	(13,608)	(9,049)
Income tax expense	8	—		8	284
Minority interest	(199)	(314)		(513)	—

Net loss	(3,280)	(9,823)	(10,942)	(13,103)	(9,333)

Less: Amortization of options to preferred shareholder	—			—

Net loss available for common shareholders	(3,280)	(9,823)	(10,942)	(13,103)	(9,333)

Basic loss per share	(0.07)	(0.20)	(0.65)	(0.27)	(0.56)
Diluted loss per share	(0.07)	(0.20)	(0.65)	(0.27)	(0.56)

Basic loss per ADS	(0.14)	(0.40)	(1.30)	(0.54)	(1.12)
Diluted loss per ADS	(0.14)	(0.40)	(1.30)	(0.54)	(1.12)

Shares used in computing basic net loss per share	49,688	48,279	16,788	48,988	16,788
Shares used in computing diluted net loss per share	49,688	48,279	16,788	48,988	16,788

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Six Months Ended
	Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004	Jun. 30, 2005	Jun. 30, 2004
	US$	US$	US$	US$	US$
Revenues
Hotel commissions	4,486	3,601	3,263	8,087	5,802
Airticketing commissions	604	450	271	1,053	461
Other travel revenue	617	448	58	1,065	85

Total travel revenue	5,707	4,499	3,592	10,205	6,348
Non travel	559	209	442	768	914

Total revenues	6,266	4,708	4,034	10,973	7,262

Cost of services	1,383	1,150	701	2,532	1,196

Gross profit	4,883	3,558	3,333	8,441	6,066

Operating expenses
Service development	1,047	949	555	1,996	796
Sales and marketing	3,157	2,523	2,312	5,680	4,110
General and administrative	1,227	962	1,025	2,189	1,304
Stock-based compensation	415	734	550	1,149	562
Amortization of intangibles	30	30	7	59	14
Business tax and surcharges	335	233	208	568	370

Total operating expenses	6,211	5,431	4,657	11,641	7,156

Loss from operations	(1,328)	(1,873)	(1,324)	(3,200)	(1,090)
Other income/(expenses)	909	647	1	1,556	(3)

Loss before income tax expense	(419)	(1,226)	(1,323)	(1,644)	(1,093)
Income tax expense	1			1	34
Minority interest	(24)	(38)		(62)	—

Net loss	(396)	(1,188)	(1,323)	(1,583)	(1,127)

Less: Amortization of options to preferred shareholder	—	—			—

Net loss available for common shareholders	(396)	(1,188)	(1,323)	(1,583)	(1,127)

Basic loss per share	(0.008)	(0.025)	(0.079)	(0.032)	(0.067)
Diluted loss per share	(0.008)	(0.025)	(0.079)	(0.032)	(0.067)

Basic loss per ADS	(0.017)	(0.049)	(0.158)	(0.065)	(0.134)
Diluted loss per ADS	(0.017)	(0.049)	(0.158)	(0.065)	(0.134)

Shares used in computing basic net loss per share	49,688	48,279	16,788	48,988	16,788
Shares used in computing diluted net loss per share	49,688	48,279	16,788	48,988	16,788

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2005.

eLong, Inc. CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Jun. 30, 2005	Dec. 31, 2004	Jun. 30, 2005	Dec. 31, 2004
	RMB	RMB	US$	US$
ASSETS
Current assets
Cash and cash equivalents	992,349	610,047	119,900	73,708
Restricted cash equivalents	103,412	35,735	12,495	4,318

Accounts receivable from non-corporate travel, net	23,760	18,222	2,871	2,202
Accounts receivable from corporate travel, net	4,181	18,490	505	2,234

Total Accounts receivable, net	27,941	36,712	3,376	4,436

Investment securities	297	432	36	52
Prepaid expenses and other current assets	14,013	15,902	1,693	1,921

Total current assets	1,138,012	698,828	137,499	84,435
Equipment and software, net	25,829	15,428	3,121	1,864
Goodwill	24,979	20,333	3,018	2,457
Intangibles	4,087	4,579	494	553
Other non-current assets	3,361	1,321	406	160
Deferred tax assets	586	586	71	71

Total assets	1,196,854	741,075	144,609	89,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accrued expenses and other payables	64,371	57,645	7,778	6,965
Advances from customers	321	341	39	41
Business and other taxes payable	1,249	1,114	151	135

Total current liabilities	65,941	59,100	7,967	7,141

Total liabilities	65,941	59,100	7,967	7,141

Minority interest	1,948	2,457	235	297

Shareholders’ equity
Stock warrant	—	84,906	—	10,259
Ordinary shares	4,150	3,298	501	398
Additional paid-in capital	1,209,947	672,684	146,191	81,276
Other equity items	(29,144)	(38,620)	(3,521)	(4,666)
Accumulated deficit and other comprehensive income	(55,988)	(42,750)	(6,765)	(5,165)

Total shareholders’ equity	1,128,965	679,518	136,406	82,102

Total liabilities and shareholders’ equity	1,196,854	741,075	144,609	89,540

eLong, Inc. RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-GAAP ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Six Months Ended
	Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004	Jun. 30, 2005	Jun. 30, 2004
	RMB	RMB	RMB	RMB	RMB
Net loss available for common shareholders	(3,280)	(9,823)	(10,942)	(13,103)	(9,333)

Amortization of non-cash stock-based compensation	3,433	6,073	4,550	9,506	4,653
Amortization of intangibles	245	245	60	491	120

Adjusted income/ (loss) available for common shareholders	398	(3,505)	(6,332)	(3,106)	(4,560)

Basic adjusted income/(loss) per share	0.01	(0.07)	(0.38)	(0.06)	(0.27)
Diluted adjusted income/(loss) per share	0.01	(0.07)	(0.38)	(0.06)	(0.27)

Basic adjusted income/(loss) per ADS	0.02	(0.14)	(0.76)	(0.12)	(0.54)
Diluted adjusted income/(loss) per ADS	0.02	(0.14)	(0.76)	(0.12)	(0.54)

Shares used in computing adjusted basic income/(loss) per share	49,688	48,279	16,788	48,988	16,788
Shares used in computing adjusted diluted income/(loss) per share	52,785	48,279	16,788	48,988	16,788

eLong, Inc. RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-GAAP ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Six Months Ended
	Jun. 30, 2005	Mar. 31, 2005	Jun. 30, 2004	Jun. 30, 2005	Jun. 30, 2004
	US$	US$	US$	US$	US$
Net loss available for common shareholders	(396)	(1,188)	(1,323)	(1,583)	(1,127)

Amortization of non-cash stock-based compensation	415	734	550	1,149	562
Amortization of intangibles	30	30	7	59	14

Adjusted income/ (loss) available for common shareholders	49	(424)	(766)	(375)	(551)

Basic adjusted income/(loss) per share	0.001	(0.009)	(0.046)	(0.008)	(0.033)
Diluted adjusted income/(loss) per share	0.001	(0.009)	(0.046)	(0.008)	(0.033)

Basic adjusted income/(loss) per ADS	0.002	(0.018)	(0.092)	(0.016)	(0.066)
Diluted adjusted income/(loss) per ADS	0.002	(0.018)	(0.092)	(0.016)	(0.066)

Shares used in computing adjusted basic income/(loss) per share	49,688	48,279	16,788	48,988	16,788
Shares used in computing adjusted diluted income/(loss) per share	52,785	48,279	16,788	48,988	16,788

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with accounting principles generally accepted in the United States (“US GAAP”), the Company also uses non-GAAP measures of adjusted net income/(loss) and adjusted diluted income/(loss) per ADS, which are adjusted from results based on US GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.